Registration No. 333-161663

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  ☒

WELLS FARGO BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A National Banking Association	94-1347393
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

101 North Phillips Avenue Sioux Falls, South Dakota	57104
(Address of principal executive offices)	(Zip code)

Wells Fargo & Company

Law Department, Trust Section

MAC N9305-175

Sixth Street and Marquette Avenue, 17th Floor

Minneapolis, Minnesota 55479

(612) 667-4608

(Name, address and telephone number of agent for service)

CENTRAL GARDEN & PET COMPANY*

(Exact name of obligor as specified in its charter)

Delaware	68-0275553
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1340 Treat Blvd., Suite 600 Walnut Creek, CA	94597
(Address of principal executive offices)	(Zip code)

Debt Securities

(Title of the indenture securities)

*	See Table of Additional Obligors on following page.

TABLE OF ADDITIONAL OBLIGORS

EXACT NAME OF ADDITIONAL OBLIGOR AS SPECIFIED IN ITS CHARTER	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION	I.R.S. EMPLOYER IDENTIFICATION NUMBER	ADDRESS, INCLUDING ZIP CODE

All-Glass Aquarium Co., Inc.	Wisconsin	39-1144104	*

B2E Biotech, LLC	Delaware	20-228567	*

B2E Corporation	New York	11-3243032	*

Cedar Works, LLC	Ohio	31-1675814	*

Farnam Companies, Inc.	Arizona	86-0101524	*

Four Paws Products Ltd.	New York	11-2210716	*

Grant Laboratories, Inc.	California	94-2499748	*

Gro Tec, Inc.	Georgia	58-1734869	*

Gulfstream Home & Garden, Inc.	Florida	58-2255720	*

Interpet USA, LLC	Delaware	65-1217772	*

Kaytee Products, Incorporated	Wisconsin	39-0399490	*

Matson, LLC	Washington	20-0083295	*

Matthews Redwood & Nursery Supply, Inc.	California	94-3534820	*

New England Pottery, LLC	Delaware	57-1198837	*

Pennington Seed, Inc.	Delaware	58-2394553	*

Pennington Seed, Inc. of Nebraska	Nebraska	47-0792215	*

Pets International, Ltd.	Illinois	36-3390302	*

Seeds West, Inc.	Arizona	86-0811151	*

T.F.H. Publications, Inc.	Delaware	22-1918893	*

Wellmark International	California	94-3273583	*

*	The address of the principal executive offices, including zip code, is 1340 Treat Boulevard, Suite 600, Walnut Creek, California 94597.

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

Federal Deposit Insurance Corporation

Washington, D.C.

Federal Reserve Bank of San Francisco

San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.	Foreign Trustee. Not applicable.

Item 16.	List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.*

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence and Fiduciary Powers for Wells Fargo Bank, National Association, dated February 4, 2004.**

Exhibit 3.	See Exhibit 2

Exhibit 4.	Copy of By-laws of the trustee as now in effect.***

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form S-4 dated December 30, 2005 of file number 333-130784-06.
**	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25 to the Form T-3 dated March 3, 2004 of file number 022-28721.
***	Incorporated by reference to the exhibit of the same number to the trustee’s Form T-1 filed as exhibit 25.1 to the Form S-4 dated May 26, 2005 of file number 333-125274.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles and State of California on the 22nd day of February 2010.

WELLS FARGO BANK, NATIONAL ASSOCIATION

/S/ MADDY HALL
Maddy Hall
Vice President